

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2024

Mark Iwicki
Chief Executive Officer
Kala Bio, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476

> **Re: Kala Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 25, 2024**
> **File No. 333-281006**

Dear Mark Iwicki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea Sorrentino